March 16, 2006

Mark Labell
Attorney In Fact
250 West 57th Street Associates, LLC
60 East 42nd Street
New York, New York 10165

Re: 250 West 57th Street Associates, LLC
Preliminary Proxy Materials on Schedule 14A
Registration No. 0-02666
Filed on March 6, 2006

Dear Mr. Labell:

This is to advise you that we have limited our review of the Preliminary Proxy Materials on Schedule 14A noted above and have the following comments:

Schedule 14A

1. Please revise to clarify in the forepart of the document, if true, that a refinancing will result in payments to Wien & Malkin if Proposals Two and Three are approved.

2. Please revise your consent card to comply completely with Rule 14a-4(a) and (b). We note, for example, that individuals are not given the opportunity to abstain from a particular proposal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or the undersigned at (202) 551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

Cc: Thomas Keltner, Esq.
      by facsimile, 212-986-8795